UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ABM INDUSTRIES INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

000957100

(CUSIP Number)

Lord Michael A. Ashcroft 4 Marine Parade Belize City, Belize 501-227-6525	Copy to: Michael Gilligan Allen & Overy LLP 1221 Avenue of the Americas New York, New York 10020 +1-212-610-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000957100

1.	Names of Reporting Persons Lord Michael A. Ashcroft

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Belize

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,401,258

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,401,258

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,401,258

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.01 per share (the Common Stock), of ABM Industries Inc., a corporation organized and existing under the laws of Delaware (the Issuer).  The principal executive offices of the Issuer are located at 551 Fifth Avenue, Suite 300, New York, NY 10176.

Item 2.	Identity and Background

(a) - (c), (f)  This statement is filed on behalf of Lord Ashcroft (Ashcroft).  Ashcroft is an individual and a citizen of Belize.  His address is 4 Marine Parade, Belize City, Belize.  He is a businessman with BB Holdings Limited, a holding company which has its principal business address at 60 Market Square, Belize City, Belize.

(d)  Ashcroft has not during the five years preceding the date of this Schedule 13D, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Ashcroft has not during the five years preceding the date of this Schedule 13D, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Ashcroft purchased the shares in the open market (shares purchased in the past sixty days are set forth in Item 5), and the amount of funds used in the purchases was approximately $62.1 million.  All funds used in these purchases were derived from Ashcroft’s personal funds.

Item 4.	Purpose of Transaction

Ashcroft’s purchase of the shares of the Common Stock as described herein was effected because of his belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy.  The Issuer acquired OneSource Services Inc., a company of which Ashcroft was the controlling shareholder, on November 14, 2007.  During the course of that transaction, Ashcroft came to the opinion that the Issuer might constitute an attractive investment.  Depending on prevailing market, economic and other conditions, Ashcroft may from time to time acquire additional securities (including without limitation the Common Stock, units, warrants, or, if issued, other convertible debt securities or other debt or equity securities) of the Issuer, convert or exchange securities that he holds, engage in discussions with the Issuer concerning the Issuer’s strategy and governance or further acquisitions of securities of the Issuer or otherwise invest in the Issuer or one or more of its subsidiaries. Ashcroft intends to review his investment in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer’s securities, subsequent developments concerning the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to Ashcroft, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of his investment in the Issuer or to sell any or all of the securities of the Issuer that he holds.

Other than as set forth above, Ashcroft has no present plans or proposals which relate to or would result in any transaction, change or event specified in clause (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) - (b)  As of October 22, 2008, Ashcroft directly or indirectly beneficially owns 3,401,258 shares, or approximately 6.69605%, of the Issuer’s Common Stock, and Ashcroft has sole voting power and sole dispositive power with respect to all of the shares directly or indirectly beneficially owned by him.  The percentage owned by Ashcroft is calculated based on 50,794,953 shares of the Issuer’s Common Stock outstanding as of August 29, 2008, as reported in the quarterly report on Form 10-Q for the fiscal quarter ended July 31, 2008, which was filed with the Securities and Exchange Commission on September 8, 2008, which represents the most recent available public filing containing such information.

(c) The following chart sets forth Ashcroft’s purchases of the Issuer’s Common Stock in the past sixty days:

Party	Date of Purchase	Number of Shares Purchased	Price per share ($)	Where and How Effected
Lord Ashcroft	October 22, 2008	50,000	15.0028	Open market purchase
Lord Ashcroft	October 21, 2008	75,000	15.0869	Open market purchase
Lord Ashcroft	October 20, 2008	6,600	14.7998	Open market purchase
Lord Ashcroft	October 20, 2008	5,400	14.7967	Open market purchase
Lord Ashcroft	October 17, 2008	85,000	15.1824	Open market purchase
Lord Ashcroft	October 16, 2008	100,000	14.2508	Open market purchase
Lord Ashcroft	October 15, 2008	200,000	14.5826	Open market purchase
Lord Ashcroft	October 14, 2008	142,540	15.0486	Open market purchase
Lord Ashcroft	October 14, 2008	50,000	14.8327	Open market purchase
Lord Ashcroft	October 13, 2008	150,000	15.0927	Open market purchase
Lord Ashcroft	October 9, 2008	50,000	16.1681	Open market purchase

(d)  To Ashcroft’s knowledge, no person other than Ashcroft has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer which are deemed to be beneficially owned by Ashcroft.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
There are no contracts, arrangements, understandings or relationships among the person named in Item 2 and between such person and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies as of October 23, 2008 that the information set forth in this statement is true, complete and correct.

October 23, 2008
Date
/s/ Lord Michael A. Ashcroft
Signature
Lord Michael A. Ashcroft
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).